Via Facsimile and U.S. Mail
Mail Stop 4720

September 17, 2009

Mr. Michael S. Paquette
Executive Vice President and Chief Financial Officer
Montpelier Re Holdings Ltd.
Montpelier House
94 Pitts Bay Road
Pembroke, Bermuda HM 08

Re: Montpelier Re Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
File Number: 001-31468

Dear Mr. Paquette,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief